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                                                      UNITED STATES
                                           SECURITIES AND EXCHANGE COMMISSION
                                                Washington, D.C. 20549

                                                      FORM 12b-25


                                               NOTIFICATION OF LATE FILING

                   SEC File Number   1-8509                                    CUSIP Number   630183101
                                   ----------                                                -----------

(Check One):   |X| Form 10-K    | | Form 20-F    | | Form 11-K    | | Form 10-Q    | | Form N-SAR



                   For Period Ended:    February 28, 1998
                                     -----------------------
                   [ ] Transition Report on Form 10-K
                   [ ] Transition Report on Form 20-F
                   [ ] Transition Report on Form 11-K
                   [ ] Transition Report on Form 10-Q
                   [ ] Transition Report on Form N-SAR
                   For the Transition Period Ended: ___________________________

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                            Read Instruction (on back page) Before Preparing Form. Please Print or Type.
         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

____________________________________________________________________________________________________________________________________

PART I -- REGISTRANT INFORMATION


NANTUCKET INDUSTRIES, INC.
____________________________________________________________________________________________________________________________________
Full Name of Registrant

         N/A
____________________________________________________________________________________________________________________________________
Former Name if Applicable

510 BROADHOLLOW ROAD, SUITE 300
____________________________________________________________________________________________________________________________________
Address of Principal Executive Office (Street and Number)


MELVILLE, NY 11747-3606
____________________________________________________________________________________________________________________________________
City, State and Zip Code


PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense and the registrant  seeks relief  pursuant to Rule
12b-25(b), the following should be completed. (Check appropriate box.)

  |X|    (a) The reasons  described in  reasonable  detail in Part III of this form could not be  eliminated  without  unreasonable effort or expense;

  |X|    (b) The  subject  annual report,  semi-annual  report,  transition  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the  prescribed  due date;  or the subject  quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before  the  fifth calendar day following the prescribed due date; and

  | |    (c) The accountant's  statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q,  N-SAR, or the transition report or portion thereof,  could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED.)


          The  Company is unable to file its Annual  Report on Form 10K in a timely  manner due to several  extraordinary  financial events which require prepartion of special disclosures. These events include the following:

          o For fiscal year ending February 28, 1998, the Company incurred a net loss of $4,272,000  verses a net loss of $2,747,000 for the year  ending  March 1, 1997.  The  financial  statements,  through  operating  results,  reflect  $1.8  million in restructuring  charges including $1.2 million associated with the phase out of the Guess? product line ($660,000 inventory write-offs,  $540,000 in deferred costs and other charges), with the balance associated with write-downs,  and reserves of asset values, and other cash items.

          o The American Stock Exchange, sighting failure of the Company to meet minimum listing requirements,  delisted the Company effective April 17, 1998.

          o The Company has no long term  financing  faclity in place,  and it has  defaulted  on several  interest  payments to its subordinated debt holder.  The Company has subsequently  been successful in negotiating a forebearance  agreement with its
          Subordinated  Debt Holder,  and believes  current  negotiations  with its lender will be successful in placing a long term credit facility.

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PART IV--OTHER INFORMATION

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(1) Name and telephone number of person to contact in regard to this notification


            ROBERT M. ROSEN, ESQ.                               617                                       345-9800
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                  (Name)                                    (Area Code)                             (Telephone Number)

(2) Have all other periodic reports required under Section  13 or 15(d) of  the Securities Exchange Act of
    1934 or Section 30  of the  Investment  Company Act of 1940 during the preceding 12 months or for such shorter  period that  the  registrant was required to file such report(s) been filed? If the answer
    is no, identify report(s).                                                                                |X| Yes  | | No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings  statements to be included in the subject
    report or portion thereof?                                                                                |X| Yes  | | No

                                             See disclosure under Part III above.
    If so, attach an explanation of the anticipated  change,  both narratively and  quantitatively,  and, if appropriate,  state the reasons why a reasonable estimate of the results cannot be made.


====================================================================================================================================


                                                      NANTUCKET INDUSTRIES, INC.
                                             ------------------------------------------
                                            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  MAY 28, 1998                                                         By /s/ NICHOLAS DMYTRYSZYN
     ----------------------------                                             -------------------------------------------------
                                                                              Nicholas Dmytryszyn, Chief Financial Officer


INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized  representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's  authority to sign on behalf of the registrant shall be filed with the form.


----------------------------------------------------------- ATTENTION --------------------------------------------------------------
             Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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